Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS ANNOUNCES COMMENCEMENT AND TERMS OF
SUBSTANTIAL ISSUER BID

All dollar references are in U.S. dollars, unless noted otherwise.

BROOKFIELD NEWS, February 11, 2019 – Brookfield Property Partners L.P. (“BPY”) (NASDAQ: BPY; TSX: BPY.UN) announced today that it has formally commenced its previously announced substantial issuer bid (the “Offer”) to purchase up to $405,000,000 of its limited partnership units (the “BPY Units”) from holders of Units (“BPY Unitholders”) for cash. This offer is also being made to holders of exchangeable limited partnership units (“Exchange LP Unitholders”) of Brookfield Office Properties Exchange LP on an as exchanged basis (as exchanged, and together with the BPY Units, the “Units”), and, subject to certain exceptions discussed below, holders of securities that are exchangeable into BPY Units prior to or at the time of the Offer (collectively, with the BPY Unitholders and Exchange LP Unitholders, the “Unitholders”). For greater clarity, the Offer is not being made for Class A Stock (“BPR Shares”) of Brookfield Property REIT Inc. (“BPR”), which are the subject of a concurrent and separate offer by BPR.

The Offer is being made by way of a “modified Dutch auction,” which allows Unitholders to select the price, within the specified range, at which each Unitholder is willing to sell all or a portion of the Units that such Unitholder owns. The Offer prices range from $19.00 to $21.00 per Unit (in increments of $0.10 per Unit). The Offer will be for up to a maximum of 21,315,789 Units based on a purchase price equal to the minimum purchase price per Unit. The directors and officers of BPY have advised that they will not tender any of their Units pursuant to the Offer. Brookfield Asset Management Inc., who holds a combination of 81,723,887 BPY Units and 432,649,105 Redemption-Exchange Units of Brookfield Property L.P., does not intend to tender any of its BPY Units pursuant to the Offer.

Unitholders who wish to participate in the Offer will be able to do so through (i) auction tenders in which they will specify the number of Units being tendered at a price of not less than $19.00 and not more than $21.00 per Unit in increments of $0.10 per Unit, or (ii) purchase price tenders in which they will not specify a price per Unit, but will rather agree to have a specified number of Units purchased at the purchase price to be determined by auction tenders. Unitholders who validly deposit Units without specifying the method in which they are tendering their Units will be deemed to have made a purchase price tender.

Upon expiration of the Offer, BPY will determine the lowest purchase price (which will not be more than $21.00 per Unit and not less than $19.00 per Unit) that will allow BPY to purchase the maximum number of Units properly tendered to the Offer, and not properly withdrawn, having an aggregate purchase price not exceeding $405,000,000.

If Units with an aggregate purchase price of more than $405,000,000 are properly tendered and not properly withdrawn, BPY will purchase the Units on a pro rata basis after giving effect to “odd lot” tenders (of Unitholders beneficially owning fewer than 100 Units), which will not be subject to proration. In that case, all Units tendered at or below the finally determined purchase price will be purchased, subject to proration, at the same purchase price determined pursuant to the terms of the Offer. Units that are not purchased, including Units tendered pursuant to auction tenders at prices above the purchase price, will be returned to Unitholders.

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The Offer will expire at 5:00 p.m. (Eastern time) on March 25, 2019, unless extended or withdrawn by BPY. The Offer will not be conditional upon any minimum number of Units being tendered. The Offer will, however, be subject to other conditions and BPY will reserve the right, subject to applicable laws, to withdraw or amend the Offer, if, at any time prior to the payment of deposited Units, certain events occur.

The formal offer to purchase and issuer bid circular, together with the related letters of transmittal and notices of guaranteed delivery (the “Offer Documents”), containing the terms and conditions of the Offer and instructions for tendering Units, among other things, are being sent to Unitholders or their designated brokers and will be filed on February 11, 2019 with the applicable securities regulators and will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

None of BPY nor its Board of Directors makes any recommendation to Unitholders as to whether to tender or refrain from tendering any or all of their Units in the Offer or as to the purchase price or prices at which Unitholders may choose to tender Units. Unitholders are urged to read the Offer Documents carefully and in their entirety, and to consult their own financial, tax and legal advisors and to make their own decisions with respect to participation in the Offer.

Any questions or requests for assistance in tendering Units in the Offer may be directed to D.F. King Canada (“DF King”), the information agent for the Offer at inquiries@dfking.com or toll free at 1-800-332-6179.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any Units. The solicitation and the offer to purchase Units by BPY will be made pursuant to the Offer Documents that BPY will file with the Canadian and U.S. securities regulatory authorities and that BPY will distribute to its Unitholders, copies of which will be available free of charge on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. These documents contain important information about the Offer and Unitholders of BPY are urged to read them carefully.

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Brookfield Property Partners, through Brookfield Property Partners L.P. and its subsidiary Brookfield Property REIT Inc., is one of the world’s premier commercial real estate companies, with approximately $87 billion in total assets. We are leading owners, operators and investors in commercial real estate, with a diversified portfolio of premier office and retail assets, as well as interests in multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners L.P. is listed on the Nasdaq Stock Market and the Toronto Stock Exchange. Brookfield Property REIT is listed on the Nasdaq Stock Market. Further information is available at bpy.brookfield.com.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management Inc., a leading global alternative asset manager with over $350 billion in assets under management.

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Contact:

Matthew Cherry

Senior Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

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Forward-Looking Statements

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature or depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate other acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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